March 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Officer of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

Re:	CymaBay Therapeutics, Inc.

Solicitation/Recommendation Statement on Schedule 14D-9

Filed February 23, 2024

File No. 005-87950

Dear Mr. Duchovny

CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), has filed today with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on February 23, 2024 (File No. 005-87950) (the “Schedule 14D-9”). This letter, together with Amendment No. 4, sets forth the Company’s response to the comment of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”) contained in your letter dated March 1, 2024 (the “Comment Letter”), relating to the Schedule 14D-9.

Set forth below in bold is the Staff’s comment contained in the Comment Letter and immediately below such comment is the Company’s response with respect thereto. The reference to a page number below is to a page of the Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Schedule 14D-9

Certain Financial Projections, page 24

1.

We note that you provided certain financial projections to Centerview and Lazard and that the projections you disclosed are summaries. Please disclose those projections in full as well as the assumptions made to develop those projections.

The Company acknowledges the Staff’s comment and filed Amendment No. 4 that includes the Company’s financial projections in full and additional disclosure relating to the assumptions made to develop those projections.

***

Please contact Richard Hall at (212) 474-1293 or Matthew L. Ploszek at (212) 474-1744 with any questions or comments you may have regarding this response letter.

Sincerely,

/s/ Matthew L. Ploszek
Matthew L. Ploszek

Copy to:

Mr. Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7601 Dumbarton Circle

Fremont, CA 94555